UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  000-27966

NDT Ventures Ltd.
(Exact name of registrant as specified in its charter)

860 – 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6, Telephone number: (604) 687-7545
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares Without Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     X

Rule 12h-3(b)(1)(i)    ___

Rule 12g-4(a)(1)(ii)  ___

Rule 12h-3(b)(1)(ii)   ___

Rule 12g-4(a)(2)(i)   ___

Rule 12h-3(b)(2)(i)    ___

Rule 12g-4(a)(2)(ii)  ___

Rule 12h-3(b)(2)(ii)   ___

Rule 15d-6                  ___

Appropriate number of holders of record as of the certification or notice date: 220

Pursuant to the requirements of the Securities Exchange Act of 1934, NDT Ventures Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2004

/s/ Gail M. Sharp

Gail M. Sharp, Corporate Secretary